SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP GLOBAL STOCK PLAN PURCHASED 750,000
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                                ORDINARY SHARES.
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Microsoft Word 11.0.5604;


G:\Amvescap\User\PERMANM\STOCKEXC\2004\GSPL\GSPLP72.doc
AMVESCAP PLC
IMMEDIATE RELEASE  17 SEPTEMBER 2004
CONTACT: MICHAEL S. PERMAN TEL: 020 7065 3942



In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 16 September 2004 the Trustee of the AMVESCAP Global Stock Plan ("the Plan") purchased 750,000 ordinary shares of AMVESCAP PLC at 318.9308p. The Company was notified of this purchase on 17 September 2004.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.




17 SEPTEMBER 2004

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  17 September, 2004                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary